FOR IMMEDIATE RELEASE	WEDNESDAY, JULY 26, 2006

Shell Canada updates its in situ oil sands portfolio and upgrading strategy

Calgary, Alberta- Shell Canada Limited today provided an update of its overall in situ oil sands portfolio following the completion of the BlackRock Ventures acquisition, and also outlined its longer-term upgrading strategy.

As part of Shell Canada’s continuing review of the BlackRock assets following the acquisition, the company estimates that its total in situ oil-in-place is more than 25 billion barrels. This estimate includes the resources in the BlackRock leases of the Peace River, Cold Lake and Athabasca oil sands regions, along with approximately seven billion barrels of oil-in-place in Shell Canada’s Peace River leases.

Over the next two years, Shell Canada intends to build on the existing momentum and grow in situ production to nearly 50,000 barrels per day (bpd) predominately from the base operations at Peace River, the newly acquired Seal and Chipmunk assets, and the initial phase of the Orion SAGD project in the Cold Lake region. Additional future production growth will come from the previously announced Peace River thermal expansions, expanded cold production opportunities and other recovery projects. Shell Canada will evaluate the use of enhanced recovery techniques such as waterflood, miscible flood and steam injection to maximize recovery from the entire in situ portfolio. This will provide a longer term in situ production potential of 150,000 bpd.

“Oil sands is at the heart of Shell Canada’s growth strategy, and our new in situ portfolio significantly increases our potential,” said Clive Mather, President and CEO, Shell Canada Limited. “Our in situ oil-in-place now stands at more than 25 billion barrels of heavy oil and bitumen. And we believe there is more to come once we have completed our evaluation of the Athabasca area in situ leases acquired in 2005 by the AOSP joint venture owners. These resources will enable the company to grow production over the long term, exploiting our technical and operating expertise.”

The manufacturing of synthetic blends and finished products is integral to Shell Canada’s profitability and growth strategy. With its growing heavy oil portfolio, Shell Canada is now planning to incorporate in situ production growth into future upgrading plans which will potentially include expansions at Scotford and other locations. Beyond the currently proposed 100,000 bpd upgrader expansion at Scotford, it is Shell Canada’s intention that future upgrader developments will be dedicated to Shell Canada’s equity production from both mining and in situ growth plans. Shell Canada is also evaluating expansion of its manufacturing facilities in Eastern Canada to maximize value from increased production of synthetic crude feedstock.

Shell Canada Limited is a large integrated petroleum company in Canada with three major businesses. Exploration & Production explores for, produces and markets natural gas and natural gas liquids. Oil Sands is responsible for an integrated bitumen mining and upgrading operation in the Athabasca area of Alberta and Shell Canada’s in situ bitumen business. Oil Products manufactures, distributes and markets refined petroleum products across Canada.

Media Inquiries: Jan Rowley General Manager, Public Affairs (403) 691-3899	Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to anticipated growth and long-term profitability, future capital and other expenditures, the Company’s plans for growth (including results of acquisitions), development, drilling, construction and expansion, resources and reserves estimates, future production of resources and reserves, project schedules and execution, and market conditions.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These assumptions, risks and uncertainties include, but are not limited to, demand for oil, gas and related products, disruptions in supply, fluctuations in oil and gas prices, industry operating conditions, operating costs, project startup, schedules and execution, market competition, operational reliability, labour availability, shortages of materials and equipment, the uncertainties involving the geology of oil and gas deposits and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.